Gelteq Limited

Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

March 29, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Gelteq Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed March 17, 2023
File No. 333-267169

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2023, regarding the Registration Statement on Form F-1 filed with the Commission on March 17, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 17, 2023

Prospectus Summary

The Offering, page 9

1.

We note your response to our prior comment 2 and your revised disclosure on page 9 which states that the selling shareholders will be able to sell their Ordinary Shares “following their respective lock-up periods.” However, page 130 continues to state that the selling shareholders “are not subject to lock-up agreements.” Please reconcile throughout both the primary and resale prospectus. In the event the selling shareholders are, in fact, subject to lock-up periods, please include this information in the resale prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 37 and 130 of the Amendment.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 45

2.	We note your response to prior comment 3. We further note that you added disclosure that “Cumulatively, through March 1, 2023, approximately 24% of total units ordered were from related parties.” Please revise your filing to quantify your total orders for the period July 1, 2022 to March 1, 2023 and separately quantify the amount of orders from related parties.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 1, 4, 45, 46, 59, 62, Alt-1 and Alt-4 of the Amendment.

Critical Accounting Estimates and Judgments

Revenue Growth and the Recoverability Rate of Intangible Assets, page 56

3.	We note from your revised disclosure in response to prior comment 4 that intangible assets comprised approximately 87% of the company’s assets. This does not appear mathematically accurate given that as of June 30, 2022, your intangible assets were AU$ 22.7 million and your total assets were AU$ 23.4 million. Please revise your filing accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the correct calculation of the intangible asset as a percentage of the Company’s total assets as of June 30, 2022 was 97%. Accordingly, the Company has revised page 56 of the Amendment.

Financial Statements, page F-1

4.	We note from your disclosures on page F-16 that your financial statements are presented in Australian dollars. Additionally we note that when presenting Australian dollars you have used the currency abbreviations AUD, AUD$, AU$, A$ and $. When referring to United States dollars you have used various currency abbreviations including $. In order for investors to clearly determine the currencies presented, please revise your filing to define and present all currency abbreviations in a consistent manner. Ensure that your revised presentation does not use the same currency symbol for different currencies.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the Amendment.

Exhibits

5.	We note that the legal opinion filed as Exhibit 5.1 does not opine as to the validity of the Resale Shares. Please revise. See Section II.B.2.h. of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an updated legal opinion by the Company’s Australian legal counsel, Morgan-Smith Legal Pty Ltd, as Exhibit 5.1 to the Amendment, which opines as to the validity of the Resale Shares.

General

6.	Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that selling shareholders may not commence their resale of shares until after the IPO closes. If this is not the case, please clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the cover pages of both the primary and resale prospectuses included in the Amendment.

* * * *

We thank the Staff for its review of the foregoing and the Amendment. If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP

3